

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

Via E-mail
Andris Berzins
President
Summit Networks Inc
Jaunciema gatve 40, Ziemelu rajons, Riga
LV-1023, Latvia

Re: Summit Networks Inc
Registration Statement on Form S-1
Filed October 1, 2014
File No. 333-199108

Dear Mr. Berzins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation

C under the Securities Act. Please revise the registration statement to comply with Rule 419.

4. Please disclose that you are a shell company as defined by Rule 405 of the Securities Act of 1933. Include risk factor disclosure regarding the restrictions on the sale of such securities imposed by Rule 144 of the Securities Act and the use of Form S-8.

5. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Prospectus Summary, page 5

Corporate Background and Business Overview, page 5

6. Please disclose in detail how you have generated revenue. We may have additional comments after reviewing your response.

7. Please disclose what activities will be taking place at your executive offices located in Las Vegas since your sole employee is located in Latvia and this location serves as your primary office for planning and implementing your business plan.

8. Please describe the role that your "shop" in Latvia will play in your business plan.

9. Please revise your disclosure to explain how these supply agreements work. In particular, we note Section 4 of your supply agreements filed as exhibits 10.1, 10.2 and 10.3 states that the prices paid for the products are set forth in the agreement between the buyer and seller.   We also note disclosures in the registration statement that are not included as terms of the supply agreements including that the prices are fixed and can only be changed with a supplemental written agreement and the agreements provide for no minimum purchase requirements. Please explain to us where these terms of the supply agreements are located in the agreements. Finally, we note disclosure on page 9 in the risk factor "We depend on independent . . ." that your suppliers may choose not to do business with you. Please disclose this fact here and in your "Description of Business" section.

Risk Factors, page 7

We have limited business, sales and marketing experience in our industry, page 10

10. Please address your officer's lack of experience with international distribution. In particular, we note that he is based in Latvia but seeks to distribute Chinese manufactured products to North America and throughout Europe.

Our management has no experience in a public company setting. His decisions and choices may not take into account standard operating procedures required for a public company. As a result, we may have to suspend or cease activities which will result in the loss of your investment, page 11

11. Please consolidate the duplicative disclosure under this risk factor with that under the risk factor entitled "The lack of public company experience of Mr. Berzins."

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 18

12. We note that customers will be able to submit payment via wire transfer or by sending a check/money order. Please consider a risk factor addressing the potential competitive disadvantages of a payment processing system lacking credit card functionality, which appears different from the vast majority of online commerce sites.

Liquidity and Capital Resources, page 20

13. We note your disclosure stating that based on your budget, you anticipate needing a minimum of $12,990 in a limited operations scenario. However, you disclose on pages 5 and 18 that you will require a minimum funding of $20,000 to conduct your business over the next 12 months. Please revise your disclosure under this heading as necessary to reconcile these two statements.

Description of Business, page 22

In General, page 22

14. It appears that you will simply have an order taking web site for products manufactured by your suppliers. Please substantially revise your prospectus to explain how you plan to carryout business. For instance, will you simply forward orders to suppliers who will then ship the orders to customers themselves? We note that your suppliers are distributors as well as suppliers of glass products. We expect that your response will result in revisions throughout the prospectus, including the risk factors and competition sections. We may have further comments upon reviewing your response.

Facilities, page 25

15. Please disclose whether the office and shop located in Latvia is your sole officer's personal residence. Please also describe the location and general character of your Las Vegas location. Refer to Item 102 of Regulation S-K.

Plan of Distribution, page 29

16. Please disclose more details about how your sole officer will solicit purchasers of your securities.

Financial Statements, page F-1

Audit Report, page F-2

17. Your audit report states in the fourth paragraph, "…the Company has incurred accumulated deficits of $5,090 as of July 31, 2014 and further losses are anticipated in the development of its business. The Company incurred a net loss of $5,090 for the year ended July 31, 2014, respectively." However, you report net income of $5,090 as of July 31, 2014 in your statement of operations. Please obtain a revised opinion from your independent accountants, and include it in an amendment to your filing. In addition, please revise the labeling of the line item "Deficit accumulated during the development stage" on your balance sheet to indicate a surplus rather than a deficit.

Undertakings, page 37

18. Please include the correct undertakings for your offering. In particular, we note the absence of the Item 512 (h) of Regulation S-K.

Signatures, page 38

19. We note that you signed the registration statement as "Summit Networks, Incorp." although your name is listed as "Summit Networks Inc" in your articles of incorporation. Please revise reflect your correct name as the signatory to the registration statement.

Legal Opinion, Exhibit 5.1

20. Please have counsel remove the assumptions in the first paragraph on page two that counsel has "assumed the due authorization by all requisite action, corporate, limited liability company or other" and "such documents purport to constitute agreements, such documents constitute valid and binding obligations of such parties", as such assumptions are overly broad and assume away the material facts underlying the opinion. See Section II.B.3.a of Staff legal Bulletin No. 19 dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Keith A. Gernant, Esq.